Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE APPLICABLE LAWS AND REGULATIONS OF SUCH JURISDICTION OR WOULD REQUIRE NEWBELCO TO TAKE ANY FURTHER ACTION

Anheuser-Busch InBev SA/NV

(Incorporated in the Kingdom of Belgium)

Register of Companies Number: 0417.497.106

Euronext Brussels Share Code: ABI

Mexican Stock Exchange Share Code: ABI

NYSE ADS Code: BUD

JSE Share Code: ANB

ISIN: BE0003793107

ANNOUNCEMENT - SECONDARY INWARD LISTING OF NEWBELCO’S NEW ORDINARY SHARES ON THE MAIN BOARD OF THE JOHANNESBURG STOCK EXCHANGE

This is an announcement (Announcement) relating to the admission to listing and trading of 1,693,242,156 New Ordinary Shares without nominal value in the capital of Newbelco SA/NV (to be named Anheuser-Busch InBev SA/NV following Completion of the Belgian Merger), incorporated in the Kingdom of Belgium under Register of Companies number: 0649.641.563, on the Main Board of the Johannesburg Stock Exchange.

The JSE has granted Newbelco, subject to Completion of the Belgian Merger, approval for a secondary listing of all its to be issued New Ordinary Shares, being 1,693,242,156 New Ordinary Shares, on the Main Board of the Johannesburg Stock Exchange in the “Consumer – Food & Beverages – Beverages - Brewers” sector, under the abbreviated name “AB InBev”, JSE share code “ANH” and ISIN BE0974293251, with effect from the commencement of trading on 11 October 2016. Depending on the number of UK Scheme Shareholders that elect for the Partial Share Alternative, this relates to between approximately 83.86% and 84.23% of Newbelco’s share capital expected to be outstanding immediately following the Belgian Merger. The remainder of Newbelco’s share capital expected to be outstanding immediately following the Belgian Merger will be represented by Restricted Newbelco Shares, for which no admission to listing and trading is currently sought.

Unless otherwise stated, capitalised terms used in this Announcement have the meaning set out in Part XIII (Glossary of selected terms) of the listing prospectus issued by Newbelco on 26 August 2016 in accordance with the Belgian Law of 16 June 2006 relating to the public offer of instruments and the admission to trading on regulated markets, and approved by the Belgian Financial Services and Markets Authority for the purpose of the listing of the New Ordinary Shares on Euronext Brussels.

AB InBev has published the AB InBev Transaction Documents, which contain further details on the Belgian Offer, the Belgian Merger and the proposed listing of New Ordinary Shares on Euronext Brussels, secondary listings on the Johannesburg Stock Exchange and the Mexico Stock Exchange and listing of Newbelco ADSs on the NYSE. SABMiller has published the UK Scheme Document, which contains further details on the UK Scheme. This Announcement should be read in conjunction with the UK Scheme Document and the AB InBev Transaction Documents, which are available on the following websites: www.ab-inbev.com, www.globalbrewer.com and www.sabmiller.com.

The New Ordinary Shares will be issued by Newbelco in connection with the proposed business combination between AB InBev and SABMiller. As set out in the UK Scheme Document and the AB InBev Transaction Documents, the proposed combination will be implemented through a series of steps, including the final step in which AB InBev will merge into Newbelco, a company formed for the purpose of effecting the Transaction, through a merger by absorption of AB InBev under the Belgian Companies Code (referred to as the Belgian Merger). Following completion of the Belgian Merger, AB InBev Shareholders will become shareholders in Newbelco and Newbelco will be the surviving entity and holding company for the Combined Group.

Subject to Completion, the New Ordinary Shares will be admitted to listing on Euronext Brussels, with a first listing intended to occur on or about the first Business Day following the date of the Belgian Merger. It is also intended that they will, at the same time, be listed on the Mexico Stock Exchange and the Johannesburg Stock Exchange (as set out in this Announcement), and that ADSs (each representing one New Ordinary Share) will be listed on the NYSE, upon which each holder of AB InBev ADSs would automatically become a holder of ADSs representing one New Ordinary Share.

AB InBev, Newbelco and the JSE do not accept any responsibility or liability with respect to any person as a result of the withdrawal of the JSE Secondary Listing or the (related) annulment of any transaction in the New Ordinary Shares on the Johannesburg Stock Exchange.

This Announcement serves as a listing announcement for purposes of the Listings Requirements issued by the JSE (Listings Requirements) and no shares are being offered or sold pursuant to this Announcement. This Announcement is not published in connection with, may not be used for and does not constitute an offer of transferable securities to the public, an offer to sell, or the solicitation of an offer to buy, any of the New Ordinary Shares or any other securities issued by Newbelco. Investors should not purchase or subscribe for any shares referred to in this Announcement except on the basis of information in the UK Scheme Document and the AB InBev Transaction Documents.

The New Ordinary Shares have not been approved or disapproved by the SEC, any other federal or state securities commission in the U.S. or any other U.S. regulatory authority, nor has any such authority passed upon, confirmed the accuracy of or determined the adequacy of this Announcement. Any representation to the contrary is false and/or misleading and constitutes a criminal offense in the U.S..

Investing in New Ordinary Shares involves substantial risks and uncertainties. Investors must be able to bear the economic risk of an investment in shares and should be able to sustain a partial or total loss of their investment.

Before any investment in shares, investors should carefully review and consider this Announcement as well as the entire Belgian Listing Prospectus, including all information incorporated by reference into the Belgian Listing Prospectus, and should give particular attention to the risk factors set out in Part II (Risk Factors) of the Belgian Listing Prospectus, in particular the risk factors relating to the Transaction (see Part II: Risk Factors – 1. Risks relating to the Transaction), and more generally the risk factors relating to the Combined Group’s business (see Part II: Risk Factors – 2. Risks relating to the business of the Combined Group) and the risk factors relating to the New Ordinary Shares (see Part II: Risk Factors – 3 Risks relating to the New Ordinary Shares). All of these risk factors must be considered before investing in the New Ordinary Shares.

Distribution of this Announcement may, in certain jurisdictions, be subject to specific regulations or restrictions. Persons in possession of this Announcement are urged to inform themselves of any such regulations or restrictions that may apply in their jurisdiction and to observe them. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. AB InBev and Newbelco disclaim all responsibility for any violation of such restrictions by any person.

1.	INTRODUCTION

Newbelco was incorporated in Belgium on 3 March 2016 as a limited liability company (société anonyme / naamloze vennootschap) under Belgian law, for the purposes of effecting the Transaction and holding the Combined Group following Completion.

As announced by AB InBev on 28 September 2016, the Combined Group will retain the name Anheuser-Busch InBev SA/NV following Completion, and therefore Newbelco SA/NV will be renamed accordingly.

Subject to Completion, the New Ordinary Shares will be admitted to listing on Euronext Brussels, with a first listing intended to occur on or about the first Business Day following the date of the Belgian Merger. It is also intended that they will, at the same time, be listed on the Mexico Stock Exchange and the Johannesburg Stock Exchange (as set out in this Announcement), and that ADSs (each representing one New Ordinary Share) will be listed on the NYSE, upon which each holder of AB InBev ADSs would automatically become a holder of ADSs representing one New Ordinary Share.

The JSE has granted Newbelco, subject to Completion of the Belgian Merger, approval for a secondary listing of all its to be issued New Ordinary Shares, being 1,693,242,156 New Ordinary Shares, on the Main Board of the Johannesburg Stock Exchange in the “Consumer – Food & Beverages – Beverages - Brewers” sector, under the abbreviated name “AB InBev”, JSE share code “ANH” and ISIN BE0974293251, with effect from the commencement of trading on 11 October 2016.

2.	OVERVIEW

Please refer to the AB InBev Transaction Documents and the UK Scheme Document for further information on the Transaction, AB InBev, SABMiller, and Newbelco as well as its business upon Completion.

3.	RATIONALE FOR THE LISTING

Following the initial announcement on 13 October 2015 by the boards of directors of AB InBev and SABMiller that they had reached an agreement in principle on the key terms of a possible business combination between AB InBev and SABMiller, the boards of directors of AB InBev and SABMiller announced on 11 November 2015 in the Rule 2.7 Announcement that they had reached agreement on the terms of the Transaction.

In the Rule 2.7 Announcement, AB InBev stated its intention to:

•	seek a secondary inward listing of the issued AB InBev Shares on the Johannesburg Stock Exchange, as soon as reasonably practicable after the date of the Rule 2.7 Announcement. The issued AB InBev Shares were listed on the Johannesburg Stock Exchange on 15 January 2016; and

•	upon or shortly after Completion, list the issued New Ordinary Shares of Newbelco on the Johannesburg Stock Exchange, through a secondary inward listing, which would replace the listing of the issued AB InBev Shares on the Johannesburg Stock Exchange.

It was also indicated in the Rule 2.7 Announcement that an application would be made by SABMiller to the JSE for the cancellation of the listing and trading of SABMiller Shares on the Johannesburg Stock Exchange.

Accordingly:

•	Newbelco applied for, and the JSE granted Newbelco, subject to Completion of the Belgian Merger, approval for a secondary listing of all its to be issued New Ordinary Shares, being 1,693,242,156 New Ordinary Shares, on the Main Board of the Johannesburg Stock Exchange with effect from the commencement of trading on 11 October 2016. New Ordinary Shares issued to the former AB InBev Shareholders who held their AB InBev Shares through the Johannesburg Stock Exchange will commence trading on the Johannesburg Stock Exchange on 11 October 2016. Refer to section 9 (Clearance and Settlement) of this Announcement for further information on the clearance and settlement processes for trading in the New Ordinary Shares on the Johannesburg Stock Exchange; and

•	AB InBev applied for, and the JSE granted AB InBev approval for the delisting of the AB InBev Shares from the Johannesburg Stock Exchange with effect from 8 a.m. (South African standard time) on 13 October 2016. Trading in the AB InBev Shares on the Johannesburg Stock Exchange will be suspended prior to such delisting, from 8 a.m. (South African standard time) on 10 October 2016.

4.	LISTING APPROVALS AND CLASSIFICATION

The Financial Surveillance Department (FinSurv) of the South African Reserve Bank (SARB) has approved the secondary inward listing of the New Ordinary Shares on the Main Board of the Johannesburg Stock Exchange, and classified the secondary inward listed New Ordinary Shares as ‘domestic’ for exchange control purposes. Accordingly, South African resident investors may trade the New Ordinary Shares on the Johannesburg Stock Exchange without having recourse to their foreign portfolio allowances.

The JSE has granted Newbelco, subject to Completion of the Belgian Merger, approval for a secondary listing of all its to be issued New Ordinary Shares, being 1,693,242,156 New Ordinary Shares, on the Main Board of the Johannesburg Stock Exchange in the “Consumer – Food & Beverages – Beverages - Brewers” sector, under the abbreviated name “AB InBev”, JSE share code “ANH” and ISIN BE0974293251, with effect from the commencement of trading on 11 October 2016.

5.	FINANCIAL INFORMATION

In accordance with section 18.19(c) of the Listings Requirements, subject to Completion and implementation of the JSE Secondary Listing, Newbelco will publish, in its interim and year-end results, headline earnings per New Ordinary Share and diluted headline earnings per New Ordinary Share together with an itemised reconciliation between headline earnings and the earnings used in the calculation.

6.	SALIENT DATES RELATING TO THE LISTING

The expected timetable of principal events remains as announced by AB InBev relating to its own shareholder approval on 28 September 2016.

7.	TAX CONSIDERATIONS

The following is a summary of the South African tax considerations that are relevant for South African tax resident AB InBev Shareholders. This summary does not purport to address all tax consequences associated with the disposal of AB InBev Shares pursuant to the Belgian Merger, and does not take into account the specific circumstances of any particular AB InBev Shareholder or the tax laws of any country other than South Africa.

This summary is based on AB InBev’s understanding of the applicable laws, treaties and regulatory interpretations in effect in South Africa on the date of this Announcement, all of which are subject to change, including changes that could have a retrospective effect.

This summary is for general information only and pertains to AB InBev Shareholders and not to UK Scheme Shareholders. All AB InBev Shareholders should consult their tax advisers regarding the particular tax consequences applicable to them in relation to the AB InBev Shares (including the disposal of AB InBev Shares pursuant to the Belgian Merger), including the applicability and effect of other tax laws and possible changes in tax law.

CAPITAL GAINS TAX

The Belgian Merger will constitute a disposal of AB InBev Shares for South African tax resident AB InBev Shareholders in terms of South African tax law. Subject to any specific exemptions that may otherwise apply to such AB InBev Shareholders, upon the disposal of AB InBev Shares pursuant to the Belgian Merger, a South African tax resident AB InBev Shareholder may realise a capital gain or capital loss for South African tax purposes, depending on whether or not the proceeds from the disposal exceed the AB InBev Shareholder’s base cost in the AB InBev Shares. In general, the base cost of an asset will be the acquisition cost of the asset in question (ie, the subscription price in the event that a person subscribed for AB InBev Shares or the purchase price paid in the event of an acquisition of AB InBev Shares). In respect of the disposal of the AB InBev Shares, the proceeds will be equal to the value of the New Ordinary Shares received pursuant to the Belgian Merger.

A prescribed portion (ranging from 40% (in the case of a natural person) to 80% (in the case of a company or a trust)) of a net capital gain realised by a South African tax resident AB InBev Shareholder will be included in their normal taxable income and subject to tax at the applicable rates. The effective tax rates applicable are 16.4% in the case of a natural person, 22.4% in the case of a company and 32.8% in the case of a trust.

Capital losses may only be set off against other capital gains realised in the same or any subsequent tax year. In the case of South African tax resident AB InBev Shareholders who are natural persons, an annual exclusion amount of R40,000 is deducted from any capital gain realised in any tax year.

In circumstances where a South African tax resident AB InBev Shareholder receives a foreign return of capital prior to the disposal of their AB InBev Shares, such AB InBev Shareholder must reduce their base cost for capital gains tax purposes by the amount received. If the amount received exceeds the base cost of the AB InBev Shares, the excess portion will be treated as a capital gain in the hands of the AB InBev Shareholder for the year of assessment in which the foreign return of capital is received by or accrues to the AB InBev Shareholder, and will be subject to capital gains tax.

INCOME TAX

South African tax resident AB InBev Shareholders will be subject to income tax on the proceeds arising upon the disposal of the AB InBev Shares pursuant to the Belgian Merger if the AB InBev Shares are held for speculative purposes (ie, as trading stock as opposed to capital assets) and disposed of pursuant to a scheme of profit making.

8.	EXCHANGE CONTROL

FinSurv has approved the secondary inward listing of Newbelco on the Main Board of the Johannesburg Stock Exchange, and classified the secondary inward listed New Ordinary Shares as ‘domestic’ for exchange control purposes. Accordingly, South African resident investors may trade the New Ordinary Shares on the Johannesburg Stock Exchange without having recourse to their foreign portfolio allowances.

Approval of the Transaction by FinSurv is subject to the condition that, among other things, all AB InBev Shareholders whose AB InBev Shares are held and traded on the Johannesburg Stock Exchange shall receive any New Ordinary Shares to which they are entitled pursuant to the Transaction on the Johannesburg Stock Exchange.

Currency and shares are not freely transferable from South Africa to any jurisdiction outside the geographical borders of South Africa or jurisdictions outside of the Common Monetary Area (collectively, South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland). These transfers must comply with the South African Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the South African Currency and Exchanges Act, 9 of 1993, as amended (South African Exchange Control Regulations). The South African Exchange Control Regulations also regulate the acquisition by former residents and non-residents of New Ordinary Shares.

Investors who are resident outside the Common Monetary Area should seek advice as to whether any governmental and/or other legal consent is required and/or whether any other formality must be observed to enable an investor to acquire and/or hold New Ordinary Shares. If investors are in any doubt regarding the application of the South African Exchange Control Regulations, they should consult their own professional advisers.

9.	CLEARANCE AND SETTLEMENT

Further information relating to trading in the New Ordinary Shares, including details on the clearance and settlement processes for trading in the New Ordinary Shares on the Johannesburg Stock Exchange, may be obtained by contacting the JSE and/or STRATE. For information relating to the cross- border movements of the New Ordinary Shares, please contact Ms Janine Johnson or Ms Jennifer Hendricks at Computershare by telephone on +27 11 370 5190 or by e-mail on removals@computerhare.co.za.

10.	AVAILABILITY OF DOCUMENTS

This Announcement should be read in conjunction with the UK Scheme Document and the AB InBev Transaction Documents, which are available on the following websites: www.ab-inbev.com, www.globalbrewer.com and www.sabmiller.com, and any investment decision should be based on the UK Scheme Document and the AB InBev Transaction Documents and not this Announcement.

Belgium

4 October 2016

Joint financial advisers and JSE sponsors to AB InBev in respect of the JSE Secondary Listing

Deutsche Bank

Standard Bank

South African legal adviser to AB InBev

Webber Wentzel

DISCLAIMER

This Announcement does not constitute or form a part of any offer or solicitation or advertisement to purchase and/or subscribe for shares in any jurisdiction, including an offer to the public for the sale of, or subscription for, or the solicitation or the advertisement of an offer to buy and/or subscribe for, shares.

This Announcement does not constitute or form a part of any offer or solicitation or advertisement to purchase and/or subscribe for shares in South Africa, including an offer to the public for the sale of, or subscription for, or the solicitation or the advertisement of an offer to buy and/or subscribe for, shares as defined in the South African Companies Act, 71 of 2008, as amended (SA Companies Act), or otherwise and will not be distributed to any person in South Africa in any manner that could be construed as an offer to the public in terms of the SA Companies Act. This Announcement does not constitute a prospectus registered and/or issued in terms of the SA Companies Act. Accordingly, this Announcement does not comply with the substance and form requirements for prospectuses set out in the SA Companies Act and the South African Companies Regulations of 2011 and has not been approved by, and/or registered with, the South African Companies and Intellectual Property Commission, or any other South African authority (save for the JSE).

This Announcement constitutes factual, objective information and nothing contained herein should be construed as constituting any form of investment advice or recommendation, guidance or proposal of a financial nature. The drafters of this Announcement are not financial services providers licensed as such under the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended, in South Africa and nothing in this Announcement should be construed as constituting the canvassing for, or marketing or advertising of financial services in South Africa.

Investors should ascertain whether acquiring or holding the New Ordinary Shares, or any of the transactions envisaged in this Announcement, is affected by the laws of the relevant jurisdiction in which they reside and consider whether the New Ordinary Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives.

If you are in any doubt about the contents of this Announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, attorney, accountant or independent financial adviser or from another appropriately authorised independent financial adviser.

Important notices relating to advisers

Deutsche Securities (SA) Proprietary Limited, a non-bank member of the Deutsche Bank Group (Deutsche Bank), is acting for AB InBev and no one else in connection with the JSE Secondary Listing and will not be responsible to anyone other than Newbelco for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to any matter referred to herein.

Without limiting a person’s liability for fraud, neither Deutsche Bank nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this Announcement, any statement contained herein or otherwise.

The Standard Bank of South Africa Limited (Standard Bank) is authorised under South African banking law and regulated by the SARB. Standard Bank is acting as financial adviser and joint JSE sponsor to AB InBev in relation to this Announcement. Standard Bank is not acting for anybody else in connection with the matters referred to in this Announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this Announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this Announcement, any statement contained or referred to herein or otherwise.

Webber Wentzel advised AB InBev on certain legal aspects of the JSE Secondary Listing. This advice was provided for the sole benefit of AB InBev, and third parties may not rely on it. Webber Wentzel accepts no responsibility for the information contained in the Announcement, and no part of that information may be construed as a promise, guarantee or opinion by Webber Wentzel.

Cautionary note regarding forward-looking statements

There are statements in this Announcement, such as statements that include the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “anticipate”, “estimate”, “project”, “may”, “might”, “could”, “believe”, “expect”, “plan”, “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also Part II (Risk Factors) of the Belgian Listing Prospectus for further discussion of risks and uncertainties that could impact the business of the Combined Group.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the SARB, Banco de la República in Colombia and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganisations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this Announcement that are not historical; and

•	our success in managing the risks involved in the foregoing.

The forward-looking statements contained in this Announcement include statements relating to the Transaction, the related divestitures and the financing of the Transaction, including the expected effects of the Transaction on the AB InBev Group and/or the SABMiller Group and the expected timing of the Transaction. These forward-looking statements may include statements relating to: the expected characteristics of the Combined Group; expected ownership of Newbelco by AB InBev Shareholders and UK Scheme Shareholders; expected customer reach of the Combined Group; the expected benefits of the proposed Transaction; and the financing of the Transaction and the Combined Group.

All statements regarding the Transaction, the related divestitures, the financing of the Transaction, and the Combined Group, other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of Newbelco’s management, are subject to numerous risks and uncertainties about the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group and are dependent on many factors, some of which are outside of our control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the Transaction; the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to satisfy any conditions required to obtain the regulatory approvals related to the Transaction and the impact of any conditions imposed by various regulatory authorities on the AB InBev Group, the SABMiller Group, Newbelco and the Combined Group; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and resulting from the AB InBev Group’s increased level of debt; any change of control or restriction on merger provisions in agreements to which AB InBev or SABMiller or their respective subsidiaries, associates and/or joint ventures is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations and the success of the AB InBev Group, Newbelco and/or the Combined Group in managing the risks involved in the foregoing.

Statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this Announcement are further qualified by the risk factors disclosed in Part II (Risk Factors) of the Belgian Listing Prospectus that could cause actual results to differ materially from those in the forward-looking statements. Subject to their obligations under Belgian and U.S. law in relation to disclosure and ongoing information, Newbelco, AB InBev and SABMiller disclaim any intent or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and this Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus has been mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Additional Information

This communication is for informational purposes only. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement on Form F-4 filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or Newbelco. The combination, including the Belgian Merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.

No forecasts or estimates

No statement in this Announcement (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period.